Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 14, 2019

Michael Henderson

Hugh West
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549Dear Michael:-7561

Re: Hunter Maritime Acquisition Corp.

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed April 30, 2019
File No. 001-37947

Dear Mr. Henderson and Mr. West:

On behalf of our client, Hunter Maritime Acquisition Corp.(the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 31, 2019 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 submitted to the SEC on April 30, 2019 (the “Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Form 20-F where the proposed language addressing a particular comment would appear. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 20-F.

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A limited liability partnership including professional corporations

Christopher Dunham June 14, 2019 Page 2

Information on the Company

Business Overview

Overview, page 31

1.	Please revise your disclosure in future filings to include a detailed discussion of the expected impact new regulations will have on your business. For example, discuss how the "three reductions" notice received by Beijing Oriental could impact your business.

Response: Please refer to the Company’s response to comment 10 below for a detailed discussion of the new regulations and policies governing online lending information intermediaries.

The Company will include the following disclosure on page 31 of Form 20-F in future filings:

“We offer a variety of fintech products and services and are therefore subject to a wide range of laws and regulations. See “History and Development of the Company —Regulation” for more details. The Chinese government has recently adopted a series of regulations and policies that are expected to temporarily restrain the business scale and growth of online lending information intermediaries, including (i) the Interim Measures, which provide that local financial regulatory authorities may conduct onsite inspections or inquiries and instruct online lending information intermediaries to rectify its business operations that are deemed non-compliant with the Guidelines or the Interim Measures, (ii) the Inspection Notice and Compliance Checklist, which require online lending information intermediaries to complete a series of compliance inspections, and (iii) the “three reductions”, which require online lending information intermediaries, including us, to ensure that their loan balance, number of borrowers and number of lenders do not increase and will gradually decrease during the compliance inspection period. As a result, the short-term business scale and growth of our P2P business has been limited. However, as the P2P business only accounts for a relatively small portion of our overall business (contributing 8.8% of our total transaction and service fees in 2018), these new regulations and policies have not had, and are not expected to have, any material adverse impact on our overall business. We plan to continue to broaden our product and service offerings and revenue streams in order to diversify regulatory risks and minimize the impact of any single business may have on our overall results of operations.”

The Company will disclose future regulatory developments which are material to its business in its future filings.

Messrs. Henderson and West June 14, 2019 Page 3

2.	We note your disclosure in the penultimate paragraph that you provide investors with attractive returns. Please explain to us, and revise your future filings to clarify, what you mean by the phrase "we provide investors with attractive returns". Quantify the amounts of returns that you provide to investors.

Response: The Company will expand the penultimate paragraph on page 31 of the Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

“We provide our investors with attractive investment solutions in terms of investment experience, minimum investment threshold and rate of return. ~~We provide investors with attractive returns, the~~ The minimum investment threshold of P2P product is RMB 100 (approximately $15 based on the exchange rate of 0.145705 as of December 31, 2018). The minimum investment threshold of E-APP investment is calculated by dividing the borrower’s loan amount by 200 which represents maximum investors allowed in a particular E-APP product. Depending on the tenure and type of products, the annualized rate of return we provided our investors in 2018 ranged between 5% and 9.3%, which was equal to or higher than those offered by most traditional financing channels such as banks. For example, the annualized rate of return offered by insurance companies, banks and asset management companies and trust companies are generally around 3.5%-5.5%, 4%-5% and 8%-10%, respectively.”

Our Transaction Process

Our Transaction Process for P2P Online Lending Borrowers

Stage 2 Decision Making, page 36

3.	We note your disclosure on pages 36-37 regarding your decision making process. Please revise your future filings to discuss your historical rejection rates and any instances of fraud.

Response: The Company will include the following disclosure on pages 36-37 of the Form 20-F in future filings:

“Our monthly loan rejection rates in 2018 ranged between 4.6% and 17.0%. Leveraging risk management and anti-fraud models and algorithms and advanced technologies such as face recognition, human identification and cross-validation, our platform identifies fraudulent activities and rejects applicants with a high risk of fraud. Our platform has detected fraudulent activities such as document forgery, information falsification, identity theft and organized crimes. For example, we once rejected a new group of high-risk loan applicants who shared the same domicile and provided similar personal information in their loan applications. To avoid the recurrence of similar incidents, we have blacklisted these applicants, blocked their phone numbers and enhanced and upgraded our risk management models to identify similar cases in the future. We have not previously identified any instances of fraud after having made a loan.”

Our Service Process for E-APP Products, page 37

4.	We note from your disclosure on page F-9 (Note 1 – Organization and Principal Activities) that in March 2017, you launched your exchange administered product program (“E-APP”) to investors and borrowers, which includes (I) product registration services and (II) promotion services on best efforts basis and (III) Data Processing Technical Services. Please revise your future filings to address the following:

●	Provide a more fulsome discussion of your service process.

Messrs. Henderson and West June 14, 2019 Page 4

●	Discuss how, when, and to whom (e.g., borrowers and/or local financial asset exchanges) services fees are charged for I, II, and III (above).

Response: The Company advises the Staff that the Company acts as the administrator, promoter and technical service provider in the E-APP process and primarily provides the following services to borrowers: (i) product design, registration and administration related services, (ii) promotion services for the promotion of the E-APP product to investors on best efforts basis, and (iii) technical services, including data processing, storage and transmission. Other than the Company, the other participants in the E-APP process are the borrower, local financial assets exchange (i,e, exchange), asset cooperative institution, and investors.

The Company will expand the disclosure under “Our Service Process for E-APP Products” on page 37 of the Form 20-F in future filings as follows:

“~~We advise borrowers on the selection of local financial assets exchanges. We review registration application documentation and assists with the due diligence. Then the borrowers submit the application to local financial assets exchanges. The local financial assets exchanges reviews registration application, registers the financial instrument and issues registration approval notice to the issuer.~~

~~Upon registered, we can provide promotion services to the borrowers and promote the financial products registered at local financial assets exchanges to investors. The investors then can enter into a purchase or subscription contract with the registration holders and deposit to an escrow account in local financial assets exchanges until the financial instrument is fully subscribed. When the financial instrument is fully subscribed, local financial assets exchanges transfers the fund to the issuer.~~

Stage 1: Application

The process of E-APP begins with the submission of an application by a prospective borrower to one of our asset cooperative institutions. The asset cooperative institution conducts preliminary screening and due diligence on the prospective borrower based on our standards and specifications. If the borrower meets our requirements, it will be referred to us. We, as the E-APP administrator, design an E-APP product according to the borrower’s financing needs and assist the borrower to prepare and submit registration application to the relevant local financial assets exchange.

During the application process, we also provide a series of technical support to the borrower, primarily including processing and storage of the borrower’s data and transmission of such data to the assets cooperative institution.

Stage 2: Approval

The exchange conducts comprehensive review of the borrower’s registration application, registers the E-APP product and issues registration approval notice to the borrower.

Stage 3: Subscription and issuance

Once the E-APP product is registered, we may act as promoter and provide promotion services to the borrower and promote the E-APP product to investors on best effort basis. Investors subscribe to the E-APP product by entering into purchase or subscription contracts with the borrower and deposit their investments into an account designated by the exchange. After the subscription period, the exchange release the funds to the borrower, and the borrower pays us (i) product design, registration and administration fees (in one lump sum either before the exchange’s release of funds to the borrower or within 90 days from the release of funds), (ii) promotion service fees (in one lump sum on the next business day after the subscription period) and (iii) technical service fees (in one lump sum after the exchange’s release of funds to the borrower). The borrower generally pays us via bank transfer (where the borrower wires the funds from its bank account to our bank account directly) or transfer between custody accounts (where the borrower wires the funds to its custody account at the custodian bank and authorizes the custodian bank to transfer the funds to our custody account).

Messrs. Henderson and West June 14, 2019 Page 5

If the E-APP product is not fully subscribed within the subscription period, which is generally six months, the exchange will provide the subscribed-for amount to the borrower and the offering of the product will end.

Stage 4: Repayment

In advance of the product’s expiration, the exchange reminds the borrower of the repayment obligations, deadline and amount, and the borrower repays the principal amount and interests of the E-APP product to the investors on the expiration date of the E-APP product according to the subscription agreements.”

Stage 5: Collection

Each E-APP product has a guarantor. If the borrower fails to repay the principal and interest of the E-APP product on the repayment date, the guarantor will be notified by the exchange to pay the principal and interest of the E-APP product to the investors for the borrower.

●	Clarify if there are any performance guaranty obligations by you or any other third-party (related or not).

Response: Neither the Company nor any of its subsidiaries provides any guarantee in relation to its E-APP business. All E-APP services are guaranteed by guarantors, a portion of which are the Company’s related parties. In 2018, 31.0% of the E-APP products in terms of transaction volume were guaranteed by our related parties. These related parties are either owned by the founder of the group or by key management of the group, but are not subsidiaries of the group. Neither the Company nor any of its subsidiaries absorbs losses or receives residual returns in those guarantors.

Stage 4 Loan Disbursement, page 37

5.	We note from your disclosure that if the loan amount that the borrower has applied for is fully raised on your online lending platform within the prescribed period, you transfer the loan amount from investors to borrower’s bank account directly through your cooperative bank. Please revise your future filings to address the following:

●	Clarify more specifically the duration of the “prescribed period”.

Messrs. Henderson and West June 14, 2019 Page 6

●	Clarify more specifically who transfers the loan funding to your cooperative bank. In this regard, tell us if the lenders funds are transferred to you (at any point) or if the funds are transferred directly from the lender to the cooperative bank.

●	Expand your disclosure to clarify how cash incentives (e.g., event reward/sign up vouchers, investment reward vouchers, etc.) impact the loan disbursement stage. For example, in those instances where an investor chooses to redeem incentives or vouchers upfront, explain how the borrower’s loan gets fully funded.

●	Clarify that the service fee paid by the borrowers to you is only paid once in the transaction process (i.e., at the time of the loan distribution). In addition, explain when and how you receive the service fee from the borrower.

Response: The Company will expand the disclosure under “Our Transaction Process—Our Transaction Process for P2P Online Lending Borrowers—Stage 4 Loan Disbursement” on page 37 of the Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

“If the loan amount that the borrower has applied for is fully raised through our online lending platform within the prescribed period (which refers to a certain period of time no longer than 20 calendar days, during which the loan application is listed on the Wangxin Puhui platform for investors to subscribe; loans listed on the Wangxin Puhui platform are typically fully subscribed to on the same day), ~~we transfer the loan amount from investors to the borrower’s bank account directly through our cooperative bank~~ funds will be transferred directly from the investor’s account to the borrower’s account (The investors’ funds are not transferred to us at any point), both of which are opened and managed by our cooperative bank (i.e. our custodian bank).

If the loan amount that the borrower has applied is not fully raised within the prescribed period, the fund raising procedure is terminated.

If the investor has received event reward, investment reward or sign up vouchers from our marketing partners his or her investment is reduced by the value of the voucher, and is contributed by us, and paid through our sales and marketing partners, who transfer such amount from their account with our custodian bank to the investor’s account with our custodian bank. Those sales and marketing partners charge service fees to us, and recorded as reduction of revenue. As a result, the borrower will receive the principal amount of the loan in full and the investor will be repaid the principal and interest of the loan in full. See “Operating and Financial Review and prospects—Operating Results—Critical Accounting Policies, Judgments and Estimates—Revenue recognition—incentive to investors” for more details. If the investor chooses to redeem investment reward vouchers to receive additional interest, he or she will contribute the investment amount in full and receive additional interest, which will be paid by us and recorded as reduction of revenue, upon the completion of the investment.

We generally charge our service fees in one lump sum and are paid by the borrowers when the loan is disbursed: once the loan proceeds are disbursed to the borrower’s account with our custodian bank, the borrower authorizes our custodian bank to transfer the service fees from his or her account to our account with the custodian bank.”

Messrs. Henderson and West June 14, 2019 Page 7

Stage 6 Collection, page 37

6.	We note your discussion regarding the performance guarantee obligation when a borrower fails to repay a loan. Please revise your disclosure in future filings to provide a definition of when a loan becomes “overdue” (or defaults).

Response: A loan default occurs when a borrower fails to repay any installment of the outstanding principle and/or interest of the loan by 23:59 p.m. on a repayment date as specified in the loan agreement. As each P2P loan has a guarantor who performs guarantee obligation when the borrower fails to repay the loan, the Company has not experienced any loan default as of the date of this letter.

Please refer to the Company’s response to Comment 8 below for a detailed description of the collection process.

Our Service Process for Investors

Our Service Process for Loan Products

Step 4 Subscription of the Investment, page 38

7.	We note that you make recommendations for suitable investment products and amounts to investors. We also note that investors may choose different products other than those recommended. Please revise your future filings to clarify if investors are precluded from investing in certain products or if there are product limitations based on the information gathered in Step 3 (Pre-investment Assessment).

Response: The Company will revise Steps 3 and 4 under “Our Service Process for Investors—Our Service Process for Loan Products” on page 38 of the Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

“Step 3 Pre-investment assessment

Investors must complete the risk assessment evaluation to determine ~~investor’s~~ their respective risk preference levels before they are allowed to invest on our platform. We assess investors’ risk preference taking into consideration their investment track record, risk identification capabilities and risk tolerance levels, among others. Pursuant to the evaluation results, investors will be categorized as risk averse, conservative, robust, strategic or aggressive. “Risk averse” investors are not allowed to invest on our platform, whereas the remaining investors may invest on our platform according to their respective risk preference levels.

~~We recommend investment products and investment amounts to investors based on their evaluation results. The risk assessment assists the investors in finding suitable investment targets.~~

Messrs. Henderson and West June 14, 2019 Page 8

Step 4 Subscription of the Investment

We recommend investment products and investment amounts to investors based on their respective level of risk preference.

While we may recommend suitable investment products and amounts based on investors’ risk assessment results, investors can choose different investment products with different terms, interest rates and types of loans pursuant to the loan information available on our platform, including but not limited to borrower information, borrowers’ credit scores, use of proceeds, guarantee information and source and plan of repayment. However, investors are not allowed to invest in any product with risks that exceed their risk tolerance level.

Step 5 Redemption of the Investment, page 38

8.	We note your disclosure regarding the repayment process. Please revise your future filings to provide your definition of a loan default and provide a thorough discussion explaining the process of repayment/redemption from guarantors.

Response: The Company will further expand “Stage 6-Collection” under “Our Transaction Process—Our Transaction Process for P2P Online lending Borrowers” on page 37 of the Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

“Stage 6 Collection

Each loan has a guarantor who perform guarantee obligation when the borrower fails to repay the loan. We send payment reminders to the borrower, the assets cooperative institution and the guarantor seven, three and one day in advance of every payment due date. The assets cooperative institution will follow up with the borrower and guarantor to monitor default risks. If there is a likelihood that the borrower may fail to repay, the assets cooperative institution will notify us and request the guarantor to deposit the repayment amount to its custody account by 18:00 p.m. on a repayment date. When ~~a loan is overdue~~ a borrower fails to repay any installment of the outstanding principle and/or interest of the loan on a repayment date as specified in the loan agreement, the guarantor ~~or the assets co-operation institution (when the guarantor has not performed its guarantee obligation)~~ will authorize us to transfer funds from its custody account to the borrower’s custody account shortly after 18:00 p.m. on that day so that the borrower can make repayment to the investor on that day. As such, we have not experienced any loan default (which occurs when a borrower/guarantor fails to repay any installment of the outstanding principle and/or interest by 23:59 p.m. on a repayment date) as of the date of this annual report. Afterwards, the guarantor or the assets co-operation institution (when the guarantor has not performed its guarantee obligation) is required to collect the loan from the borrower. The collection methods include telephone collection, on-site collection and litigation collection. During the collection procedure, we provide assistance and co-operation, and we supervise the collection institution to ensure the legality, compliance and effectiveness of the collection activity to protect the legal rights of the investors and the borrowers. However, we do not currently guarantee any such loan.”

In addition, the Company will expand “Stage 5-Redemption of the Investment” under “Our Service Process for Investors—Our Service Process for Loan Products” on page 38 of the Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

Messrs. Henderson and West June 14, 2019 Page 9

“Step 5 Redemption of the investment

We assist investors in managing the repayment process. ~~by the borrowers. The repayment of the loan will, through the banking system, be automatically transferred to the investment account to complete the redemption of the investment~~ We send payment reminders to the borrower, the assets cooperative institution and the guarantor seven, three and one day in advance of every payment due date. The assets cooperative institution will follow up with the borrower and guarantor to monitor default risk. If there is a likelihood that the borrower will fail to repay, the assets cooperative institution will notify us and request the guarantor to deposit the repayment amount to its custody account by 18:00 p.m. on the repayment date. When ~~a loan is overdue~~ a borrower fails to repay any installment of the outstanding principle and/or interest of the loan on a repayment date as specified in the loan agreement, the guarantor ~~or the assets co-operation institution (when the guarantor has not performed its guarantee obligation)~~ is obligated to authorize us to transfer funds from its custody account to the borrower’s custody account shortly after 18:00 p.m. on that day so that the investor can be repaid on that day. Afterwards, the guarantor or the assets co-operation institution (when the guarantor has not performed its guarantee obligation) is obligated to collect the loan from the borrower.”

Ability to Effectively Acquire and Maintain Borrowers and Investors, page 57

9.	Please revise your disclosure in future filings to explain how your average investor acquisition cost is determined, why you believe this a low level in the industry, and what the industry average is.

Response: The Company will further expand the third paragraph under “Ability to effectively acquire and maintain borrowers and investors” on page 57 of the Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

“Our new investors are mainly obtained through ~~the marketing team~~ our sales and marketing initiatives (such as existing customer referrals and issuance of vouchers to new customers) and funding cooperative institutions. Leveraging our brand name and large investor base, we believe these sales and marketing initiatives are efficient and cost-effective in attracting investors. ~~In addition,~~ To a lesser extent, we obtain investors ~~by means of~~ through our online cooperative channels, including major search engines and five mainstream Android market channels and APP promotions (application solution Application Treasure, OPPO, VIVO, Xiaomi, 360 Mobile Phone Assistant). We closely monitor the cost-effectiveness of these supplemental channels, and as a result, we have been able to maintain our investor acquisition cost at a relatively low level. ~~At present, our~~ Our average investor acquisition cost (which is calculated by dividing (i) the relevant sales and marketing expenses incurred for investor acquisition during a specific period, which primarily include the costs of vouchers we offer to new investors and referrers and channel fees paid to our abovementioned online cooperative channels, by (ii) the number of new investors acquired during the period) ~~is about~~ was approximately US$29, US$20, US$24 and US$46 (RMB320) for 2016, 2017, 2018 and the four months ended April 30, 2019, respectively, which is at a relatively low level in the industry. Based on our experience and publicly available media publications (including articles from Yibencaijing, P2P Eye, Securities Daily and Beijing Business Today) and research reports, the industry average is between US$44 and US$296.”

Messrs. Henderson and West June 14, 2019 Page 10

To facilitate the Staff’s review, the Company has listed the third-party sources of the average investor acquisition cost as follows:

Yibencaijing:

http://finance.sina.com.cn/money/bank/bank_hydt/2018-07-13/doc-ihfefkqr3417984.shtml

P2P Eye:

https://news.p2peye.com/article-497301-1.html

Beijing Business Today

http://finance.ifeng.com/a/20160722/14627412_0.shtml

Securities Daily

http://www.sinotf.com/GB/consumerfinance/2018-02-12/0NMDAwMDMwNDA0NA.html

Key Factors Affecting Results of Operations

The Regulatory Environment in China, page 57

10.	Please revise your future filings to discuss in detail the Notice on Further Strict Implementation of “Three Reductions.” Your disclosures should outline the details of the reductions, the implementation, and the expected current and future impact of on your operations. Tell us how these items interact with your rectification and inspections.

Response: As disclosed on pages 3-5 of the Form 20-F, the Chinese government has recently adopted a series of regulations and policies governing online lending information intermediaries, including:

The “three reductions” require online lending information intermediaries to ensure that their “loan balance, number of borrowers and number of lenders” shall not exceed those as of June 2017 and shall gradually decrease during the compliance inspection period as stipulated in the Inspection Notice and Compliance Checklist1. As of April 2019, Beijing Oriental’s outstanding loan balance was 55% higher than those as of June 2017. Beijing Oriental received the Notice on Further Strict Implementation of ‘Three Reductions’ Goal (the “Three Reductions Notice”) in April 2019, which stated that (i) the business scale of Beijing Oriental continued to grow, according to recent statistic data, and (ii) if Beijing Oriental fails to meet the requirement of “three reductions”, its rectification2 shall not be accepted and it shall not pass administrative inspection3.

[1]	The Inspection Notice and Compliance Checklist require online lending information intermediaries to complete a series of compliance inspections (including self-inspection, administrative inspection conducted by local and national Internet Finance Associations, and administrative verification conducted by the local online lending rectification office). Pursuant to the Inspection Notice and Compliance Checklist, Beijing Oriental has completed its self-inspection, the administrative inspection and verification conducted by the regulatory authorities and is waiting for the results from the regulatory authorities.

[2]	The Interim Measures provide that local financial regulatory authorities may conduct onsite inspections or inquiries and instruct online lending information intermediaries to rectify its business operations that are deemed non-compliant with the Guidelines or the Interim Measures. Pursuant to the Interim Measures, the Office on Internet Financial Risks completed its review of Beijing Oriental’s operations and issued the Notice of Rectification in February 2017. Beijing Oriental has already met a vast majority of the rectification requirements in the Notice of Rectification, and is waiting for the regulatory authorities’ further instructions and clarifications with respect to how to rectify the remaining ones.

[3]	See footnote 1 for details of the administrative inspection stipulated under the Inspection Notice and Compliance Checklist.

Messrs. Henderson and West June 14, 2019 Page 11

As a result of the “three reductions”, the short-term business scale and growth of the Company’s P2P business has been adversely affected. However, as the P2P business only accounts for a relatively small portion of the Company’s overall business (contributing 8.8% of the Company's total transaction and service fees in 2018), these new regulations and policies have not had, and are not expected to have, any material adverse impact on the Company’s overall business. To comply with the “three reductions” and increase the Company’s overall competitiveness, the Company has proactively implemented a series of measures, such as reducing its sales and marketing activities, strengthening its risk management capabilities and adopting more stringent cooperative institution and borrower selection criteria. In addition, the Company plans to continue to broaden its product and service offerings and revenue streams in order to diversify regulatory risks and minimize the impact of any single business may have on its overall results of operations.

In response to the Staff’s comment, the Company will expand the third and fourth paragraphs on page 5 of Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

“The “three reductions” require online lending information intermediaries to ensure that their loan balance, number of borrowers and number of lenders do not increase and will gradually decrease during the compliance inspection period. Beijing Oriental received the Notice on Further Strict Implementation of ‘Three Reductions’ Goal from the Head Office of Chaoyang District, Beijing City for Special Rectification of Finance and Societal Risk on the date of April 24th, 2019. The Notice stated that business scale of Beijing Oriental continued to grow, according to recent statistic data. The Head Office expected Beijing Oriental to rectify and meet the requirement of ‘three reductions’ on loan balance, borrowers and lenders in accordance with the newest policy. If Beijing Oriental cannot meet the requirement of ‘three reductions’, its rectification shall not be accepted and shall not pass administrative inspection. The Notice required Beijing Oriental to provide comprehensive and feasible action plans via email by April 25. Beijing Oriental provided its detailed plan to the designated email address before the deadline. As a result, the short-term business scale and growth of our P2P business has been adversely affected. However, as the P2P business only accounts for a relatively small portion of our overall business (contributing 8.8% of our total transaction and service fees in 2018), these new regulations and policies have not had, and are not expected to have, any material adverse impact on our overall business.

To the extent that Beijing Oriental is not able to fully comply with these requirements, ~~our business,~~ the financial condition and results of operations of our P2P business may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation, or regulations relating to the online consumer finance industry will have on ~~our business,~~ the financial condition and results of operations of our P2P business.”

Messrs. Henderson and West June 14, 2019 Page 12

The Product Mix and the Pricing, page 57

11.	We note your disclosure of loan terms, loan cost rates, and platform charge rates for your various loan products. Please expand your disclosure in future filings to explain how you determine the differing cost rates and charge rates for your products offered.

Response: The Company will include the following disclosure under “Key Factors Affecting Results of Operations—The Product mix and the pricing” on page 57 of the Form 20-F in future filings:

“Loan cost rate is comprised of (i) investor return, (ii) our platform charges, and (iii) fees charged by asset cooperative institutions. We determine investor return rates primarily by taking into consideration the prevalent market rates of similar products, demand and supply of the relevant loan products and tenure of the loan products. Fee rates charged by our asset cooperative institutions are determined primarily by considering the cost of borrower acquisition (acquisition cost for personal loans are generally higher than that of SME loans) and maintenance. Our platform charge rates are determined by considering the operational costs, and the supply and demand of the relevant loan products. As such, a loan product with higher borrower acquisition cost, longer tenure, lower investment interest and higher prevalent market prices generally have higher total cost of borrowing. We and our asset cooperative institutions set our fee rates for different products taking into consideration of these factors, together with the industry’s macroeconomic environment.”

12.	We note your disclosure here and on page F-14 (Commission fee) that your commission fee generated by Yinghua Wealth is calculated based on a certain percentage of the funds invested by investors. Please tell us, and revise your future filings to clarify, if the commission fee is recurring in nature (e.g., similar to recurring management fees). Your disclosure should also clearly explain how the commission fees are determined, as well as the average fee rate.

Response: The Company will expand the last paragraph under “Key Factors Affecting Results of Operations—The Product mix and the pricing” on page 57 of the Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

“Starting in 2018, our platforms display products such as mutual funds, private funds, securities, and insurance, as well as providing financial technology support to investors. We also have a wealth management team, Yinghua Wealth, a professional wealth management agency covering major cities across the country with a comprehensive wealth management product portfolio providing professional wealth structure analysis, asset allocation planning and financial product selection advice and other quality financial services. Yinghua Wealth generates commissions from (i) the provision of information consulting services to fund managers of private funds, and (ii) the sale of private funds, through its subsidiary which holds a fund sales license. These commission fees are calculated based on a certain percentage of the funds invested by investors, and are charged in one lump sum upon the completion of fund subscription (i.e. non-recurring). In 2016, 2017 and 2018, the average fee rate for information consulting services was 3.4%, 3.0% and 2.7%, respectively. In 2017 and 2018, the average commission fee rate for the sale of private funds was 0.8% and 1.2%, respectively. We believe that such commission fee rates are consistent with industry practice   and are not recurring in nature.

Messrs. Henderson and West June 14, 2019 Page 13

Key Operational Metrics, page 63

13.	We note your presentation of the annualized transaction volume for the periods presented and the corresponding footnote 2. Please provide us with your calculations. In addition, please expand your disclosure in future filings to discuss how management uses this metric.

Response: As disclosed on page 63 of the Form 20-F, the annualized transaction volume for the period equals the transaction volume multiplied by the tenure of the product (months) and divided by 12. Because the average tenure of the Company’s products is less than 12 months, the Company uses annualized transaction volume as one of the key metrics in evaluating its business and results of operations, which is more directly correlated with its revenue and better reflect its overall operating performance. Please see the calculations of annualized transaction volume as below:

1)	Calculation of annualized transaction volume

For the Years Ended December 31,
	2018	2017	2016
P2P
P2P - individual	US$383,970,929[2] =US$506,271,476 *9.10 1/12	US$937,642,641 = US$2,174,485,366*5.17/12	US$1,135,493,732 =US$2,665,829,684*5.11/12
P2P - business	US$172,426,261 =US$544,035,660*3.80/12	US$19,248,104 =US$25,782,134* 8.96/12	US$1,651,197,687 =US$5,889,302,383*3.36/12
Non-P2P
Exchange administered product program - business	US$4,728,226,047 =US$7,728,254,236*7.34/12	US$22,063,853 =US$40,440,154*6.55/12	-
Premier Wealth Management - business	US$894,059,540 =US$1,558,943,901*6.88/12	US$5,905,582,907 =US$12,392,274,787* 5.72/12	US$911,034,537 =US$2,467,937,133*4.43/12

1.	Average tenure of the product=∑ (transaction volume of each loan×tenure of each loan/financial instrument)/∑ (transaction volume of each loan)

2.	Annualized transaction volume= transaction volume× average tenure of the product (months) /12

2) How management uses this metric

Messrs. Henderson and West June 14, 2019 Page 14

The Company will include the following disclosure in footnote (2) on page 57 of the Form 20-F in future filings:

“Our management uses annualized transaction volume, as opposed to transaction volume, as one of the key metrics in evaluating our business and results of operations, as we believe that such metric is more directly correlated with our revenue and better reflects our overall operating performance. Our revenue from transaction and service fees equals to the annualized transaction volume multiplied by the transaction and service fee rate. This is illustrated in the following table:

Transaction volume	Fee rate	Period of maturity	Annualized transaction volume	Revenue
$100,000	5%	3 months	$25,000	$1,250
$100,000	5%	12 months	$100,000	$5,000

14.	We note the main metrics you consider when evaluating your business. Please revise your future filings to incorporate the data presented in this table into the discussion of operating revenues for each of the periods provided (i.e., within year ended December 31, 2018 compared to December 31, 2017 on page 66). For example, we note that there was a substantial decrease in both the P2P - individual transaction volume facilitated and the number of transactions for the year ended December 31, 2018 compared to the prior year. Further we note that the P2P - individual average transaction size for the year ended December 31, 2018 was substantially larger than the prior year. Your discussion should include the reasons for the changes and their impact on your revenues.

Response: The Company advises the Staff that among the key operating metrics presented in the table on page 63 of the Form 20-F, annualized transaction volume is the only one that is directly correlated with operating revenue. While the other metrics presented in the table are not directly correlated with operating revenue, they serve as useful references in evaluating the Company’s business performance.

The Company will expand the following paragraphs on pages 64, 66 and 71 of the Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

1)	Page 64

“In the middle of 2018, a wave of defaults was sweeping across China’s peer-to-peer lending industry and caused a decline in the P2P-individual transaction volume and annualized transaction volume ~~facilitated through our marketplace~~, and caused some of our competitors to cease operations. Transaction volume and annualized transaction volume for PWM also decreased from 2017 to 2018 due to the shift of our business focus to E-APP. The decrease in total transaction volume and annualized transaction volume was partially offset by an increase in transaction volume and annualized transaction volume of E-APP. Our transaction volume and annualized transaction volume began to improve in late 2018. ~~The annualized transaction volume facilitated through our marketplace was $6.2 billion, $6.9 billion and $3.7 billion in 2018, 2017, and 2016, respectively.~~ Our total transaction volume in 2018 was $10.3 billion, representing a 29% decrease from 2017; and our total annualized transaction volume was $6.2 billion, representing a 10% decrease from 2017. The decrease in total transaction volume from 2017 to 2018 was faster than the decrease in total annualized transaction volume, which was mainly due to an increase in the average tenure of our products from 169 days in 2017 to 215 days in 2018, as we proactively reduced offering products with shorter terms and offered more products with longer terms. As the term of our products became longer, we experienced a corresponding decrease in the number of transactions from 2017 to 2018.

Messrs. Henderson and West June 14, 2019 Page 15

In addition, we optimized our product mix and offered more P2P products with larger transaction sizes in 2018. As a result, the average transaction size for P2P increased from $427 in 2017 to $5614 in 2018.”

2)	Page 66

“The total net revenue for the year ended December 31, 2018, was $265.4 million, an increase of $43.5 million, or 20%, from $221.9 million for the year ended December 31, 2017. The increase was mainly caused by a significant increase of $33.0 million in transaction and service fee, generated from our non-P2P services. The PMW services have been slowing down during 2018 as we switched our focus ~~on~~ to E-APP beginning in early 2018, and we expect E-APP to continue to be our major product in 2019.

Transaction and service fee

The increase in the aggregate transaction and service fee was attributable to an increase in the average transaction fee rate. In light of the volatile environment and increasing funding costs, we increased our transaction and service fee rates for borrowers for both P2P and non-P2P businesses. The average transaction fee rate for P2P services increased by 28% from 4.3% in 2017 to 5.5% in 2018. The average transaction fee rate for non-P2P services increased by 32% from 4.3% in 2017 to 5.7% in 2018. We expect the transaction fee rate for 2019 to remain stable when compared with 2018. As a result, revenue from transaction and service fee in 2018 increased from 2017 despite the decrease in annualized transaction volume. Our total annualized transaction volume was $6.2 billion, representing a 10% decrease from 2017.

Many P2P platforms ceased operations because of a series of defaults in the middle of 2018, but the demand for financing remains strong. Although we had a decline in the annualized transaction volume facilitated through our marketplace, our transaction volume began to increase at the end of 2018. We plan to attract more business and individual borrowers through the development of innovative financial technology or through the acquisition of other P2P related business. We expect the annualized transaction volume for our non-P2P business to steadily grow, and the annualized transaction for our P2P business to remain relatively stable, in 2019.

Commission fee

Apart from our primary business of loan facilitation, we also engage in the business of introducing potential investors to purchase contractual funds from other financial institutions and earn commission fees. Commission fee increased by $2.4 million, or 30%, from $8.0 million for the year ended December 31, 2017, to $10.4 million for the year ended December 31, 2018. The increase was primarily caused by the new E-APP product promotion services in 2018. The commission fee generated by E-APP promotion services during 2018 was $3.2 million which is 31% of the commission fee.

Messrs. Henderson and West June 14, 2019 Page 16

Other revenue

Other revenue includes mainly advisory income and fees from E-APP-data processing technical services. Advisory income increased by $4.3 million, from $1.8 million for the year ended December 31, 2017, to $6.1 million for the year ended December 31, 2018. We started to engage in E-APP data processing technical services in 2018, which contributed to $2.9 million of the increase in other revenue. E-APP data processing technology services include data transmission and storage services provided to E-APP borrowers to facilitate the preparation of registration application.”

3)	Page 71

“The total net revenue for the year ended December 31, 2017, was $221.9 million, an increase of $107.6 million, or 94%, from $114.3 million for the year ended December 31, 2016. The increase was mainly caused by a significant increase of $108.0 million in transaction and service fee, generated from our P2P services and non-P2P services. The increase in transaction and service fees was partially offset by a decrease of $3.3 million in commission fees.

Transaction and service fee

As shown in our key operational metrics, the increase in transaction and service fee was mainly attributable to the substantial increase in the annualized volume of transactions facilitated through our marketplace, which was $6.9 billion for the year ended December 31, 2017, an increase of $3.~~3~~2 billion as compared to $3.7 billion for the year ended December 31, 2016. The increase in annualized transaction volume was primarily due to an increase in the average term of our products, from 121 days in 2016 to 169 days in 2017, of the $3.2 billion increase, the annualized transaction volume of non-P2P services increased by $5.0 billion, offset by a decrease of $1.8 billion in the annualized transaction volume of P2P services. The annualized transaction volume of our non-P2P services increased due to the increased financing needs of SMEs, while the annualized transaction volume of our P2P services decreased as we are focusing more on our non-P2P services.

The increase in transaction and service fee was also, to a lesser extent, attributable to an increase in the average transaction fee rate. The average transaction fee rate for P2P services increased by 10% from 3.9% in 2016 to 4.3% in 2017. The average transaction fee rate for Non-P2P services increased by 50% from 2.9% in 2016 to 4.3% in 2017.

Our actual transaction and service fees generated from third parties was $208.2 million for the year ended December 31, 2017, an increase of $109.1 million, or 110%, from $99.1 million for the year ended December 31, 2016. Our transaction and service fee generated from related parties were $0.1 million for the year ended December 31, 2017, a decrease of $1.1 million, or 93%, from $1.2 million for the year ended December 31, 2016.

Messrs. Henderson and West June 14, 2019 Page 17

Commission fee

Apart from our primary business of loan facilitation, our subsidiary, Yinghua Wealth Investment Management Holdings Co., Ltd (“Yinghua Wealth”), engages in the business of introducing potential investors to purchase contractual funds from other financial institutions. Commission fee generated from third parties was $4.4 million for the year ended December 31, 2017, a decrease of $5.7 million, or 57%, from $10.1 million for the year ended December 31, 2016. Our commission fee generated from related parties was $3.6 million for the year ended December 31, 2017, an increase of $2.4 million, or 203%, from $1.2 million for the year ended December 31, 2016. The decrease in commission fees was mainly due to lower commission fee rates from third parties.

Other revenue

Other revenue includes diversion income, advisory income, and technology service fees. We started to engage in diversion services in 2017, which contributed to $2.9 million, or 104%, increase in other revenue from $2.8 million for the year ended December 31, 2016, to $5.7 million for the year ended December 31, 2017. However, diversion services have been slowing down during 2018 as we switched our focus on data processing services in early 2018.”

15.	We note the various key operating metrics provided within your table. Please provide to us supplementally, and revise your future filings to provide the following:

●	Transaction Volume Facilitated - disclose the average fee rate for each of the transaction groups identified;

Response: The Company will include the following disclosure on page 63 of the Form 20-F in future filings:

“Average fee rate (1) (2)

	For the Years Ended December 31,
	2018	2017	2016
P2P
P2P - individual	3.1%	5.9%	3.7%
P2P - business	7.3%	4.0%	3.6%
Non-P2P
Exchange administered product program - business	6.5%	4.8%	-
Premier Wealth Management - business	4.9%	4.5%	3.7%

(1) The average fee rate is a VAT-inclusive charge rate and has not netted-off sales incentives.

(2) Average fee rate=∑ (transaction volume of each loan × fee rate of each loan)/∑ (transaction volume of each loan)

Messrs. Henderson and West June 14, 2019 Page 18

●	Number of Borrowers - disclose the average borrower amount for each of the borrower groups identified, as well as, historical default rate information; and

Response: All P2P loans facilitated on the Company’s platform are guaranteed by guarantors. When a borrower fails to make repayment on a repayment date, the guarantor is required to transfer funds to the borrower’s custody account by 18:00 p.m. on that day so that the borrower can make repayment to the investor on that day. As such, the Company has not experienced any loan default as of the date of this letter; As opposed to default rate, the Company tracks compensation rate (i.e. the percentage of loans repaid by the guarantors) in evaluating its business performance.

For E-APP products registered at local financial assets exchanges, if the borrower fails to make the repayment on the repayment date, the guarantor needs to make the repayment on the repayment day for the borrower. As the local financial assets exchanges manage all matters related to the issuance, repayment and default of financial products registered thereat and do not provide any data related to default, the Company is not able to include the default rates or compensation rates for financial products registered at local financial assets exchanges.

The Company provides Premier Wealth Management services in collaboration with third-party asset management companies. As the third-party asset management companies manage all matters related to the issuance, repayment and default of these wealth management products and do not provide any data related to default, the Company is not able to include the default rates for Premier Wealth Management services. In addition, the Company has ceased offering Premier Wealth Management services since April 2019.

In response to the Staff’s comment, the Company will include the following disclosure on page 63 of the Form 20-F in future filings as follows:

“Average borrower amount1 (in $1,000)

	For the Years Ended December 31,
	2018	2017	2016
P2P
P2P - individual	3	1	41
P2P - business	220	151	25,830
Non-P2P
Exchange administered product program - business	15,334	5,777	-
Premier Wealth Management - business	7,954	19,859	11,117

1.	Average borrower amount is calculated by dividing (i) the aggregate amount of loan principal extended to borrowers during a particular year (as the tenure of our products is generally less than 12 months, a borrower may borrower a second or third time on our platform during the same year after repayment of the previous loan) by the number of borrower during that year.

Messrs. Henderson and West June 14, 2019 Page 19

Compensation rate (1)

The table below sets forth the compensation rates for P2P loans facilitated on our platform:

	For the Years Ended December 31,
	2018	2017	2016
P2P	1.04%	0.34%	0.03%

(1) The compensation rate equals the total amount of compensation made by the guarantors divided by the total loan amount * 100%.”

●	Number of Investors - disclose the average investor amount for each of the investor groups identified.

Response: The Company will include the following disclosure on page 63 of the Form 20-F as follows:

“Average investor amount (1) (in $1,000)

	For the Years Ended December 31,
	2018	2017	2016

Individual	23	15	7
Business	1,401	5,089	6,152

(1) Average investor amount = transaction volume / numbers of investors

Year Ended December 31, 2018, Compared to Year Ended December 31, 2017

Sales and Marketing Expenses, page 67

16.	We note that you closed some offices in late 2017, which had a material impact on salaries and benefits. Please expand your discussion (and quantify amounts where possible) in future filings to include the reduction in the number of employees, the expected future impact on salaries and benefits, and any other expenses impacted. Further, tell us if the closures had a material impact on operating revenues, and if so, revise the discussion of operating revenues (e.g., on page 66) in your future filings, as necessary.

Response: By closing these offices and outsourcing their services to third parties at the same fee rate, the Company was able to eliminate the labor costs incurred by these offices, which in turn is recorded as commission expenses in Sales and Marketing Expenses. The closures did not have, and are not expected to have any other material impact on the Company’s results of operations.

The Company will further expand the last paragraph under “Sales and Marketing Expenses” on page 67 of the Form 20-F in future filings as follows (the proposed additions are in italics and underlined, and the proposed deletions are in italics and stricken through):

“Salaries and benefits expenses decreased by $4.5 million, or 25%, from $17.6 million for the year ended December 31, 2017, to $13.1 million for the year ended December 31, 2018. ~~In late 2017, some sales offices were closed and the sales staff were dismissed accordingly. This change has led to a significant decrease in salaries and benefits expenses.~~ The decrease was primarily due to the closure of certain sales offices and the dismissal of 378 employees in late 2017, as we outsourced the services provided by these offices to third parties in an effort to increase our overall operating efficiency. Those expense incurred to outsource to third parties were recorded as commission expenses in Sales and Marketing Expenses. The closures did not have, and are not expected to have any other material impact on our results of operations.”

Messrs. Henderson and West June 14, 2019 Page 20

Combined and Consolidated Financial Statements for the Fiscal Year Ended December 31, 2018

Note 2 - Summary of Significant Accounting Policies

(e) Revenue Recognition

Incentives to Investors, page F-14

17.	We note your policy disclosure regarding incentives to investors and your reference to ASC 605-50. Please expand your disclosure in future filings (and provide to us supplementally), a table quantifying the amount of incentives recognized for each period and identify which specific line item those incentives are recorded within your combined and consolidated statements of operations. In addition, clarify if there are any incentives offered to borrowers, if so, provide similar information.

Response: The Company will expand the disclosure in Note 2 – Summary of Significant Accounting Policies to the combined and consolidated financial statements in   its future filings in accordance with the below table quantifying the amount of incentives recorded for the years ended December 31, 2018, 2017 and 2016.

USD	2018/12/31	2017/12/31	2016/12/31
Total Sales incentives net against gross transaction and service fee	79,361,119	45,944,244	39,665,000
-Sales incentives for transaction and service fee	77,297,392	45,924,905	39,199,583
-Sales incentives for transaction and service fee-related parties	2,063,727	19,339	465,417

These incentives are recorded in the Combined and Consolidated Statements of Operations, as a netoff of transaction and service fee, transaction and service fee-related parties, respectively.

ASC 605-50-45-7 requires recharacterization of a reduction of revenue as an expense if the amount of the reduction results in negative revenue for a specific customer on a cumulative basis at the inception of the overall relationship between the vendor and the customer.

Messrs. Henderson and West June 14, 2019 Page 21

As of the report periods above, the amount of reduction did not result in negative revenues for any specific customer on a cumulative basis, therefore, the Company did not recognize as expenses any of the incentives within the combined and consolidated statements of operations.

The Company does not offer incentives to borrowers.

(x) Segment Reporting, page F-18

18.	We note from page F-14 that you currently have several distinct revenue generating sources, including; the P2P lending platform, Premier Wealth Management, Yinghua Wealth, and E-APP. We also note from your disclosure on page F-31 that beginning in 2018 you have been winding down the PWM services and focusing on E-APP and, as discussed elsewhere, that Yinghua Wealth closed most of its branches in late 2017. Please provide us with your analysis supporting your conclusion that you have one reportable segment.

Response: Below is the Company’s four-step analysis in ASC 280-10-05-3 in determining the segments that require disclosure in its financial statements:

1.	Identification of the chief operating decision maker (CODM)

The Company’s CODM is the group of the CEO, Mr. Jia Sheng and the President, Ms. Huanxiang Li. Together they are responsible for the operating decisions, including the allocation of company resources to various components of the Company, and the assessment of the performance of the Company and each of its components.

2.	Determination of operating segments

ASC 280-10-50-1 defines an operating segment as the following: An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entities).

b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

All of the revenue generating source are from similar activity, i.e. to connect investors with borrowers. Even though YingHua is a separate entity acquired in 2018, resources were shared among all consolidated entities, therefore, discrete financial information is not available for each of revenue streams or by entities. It is because the same sales/IT team who carry out the activities to generate the various revenues from P2P lending platform, Premier Wealth Management, Yinghua Wealth, and E-APP. The same administrative team handles all administrative matters for P2P lending platform, Premier Wealth Management, Yinghua Wealth and E-APP.

Messrs. Henderson and West June 14, 2019 Page 22

The CODM receives and reviews sales information by revenue streams. All other financial information is compiled on a consolidated basis and provided to the CODM in the aggregate. The primary financial measures used by the CODM to assess the performance of, and allocate resources, is revenue and aggregate operating results. Further, as part of our annual planning process, the CODM receives and approves an annual budget for the Company in the aggregate. The CODM also receives quarterly updates (including prior comparative results), which include revenue by revenue streams; however, gross profit margin, selling, general and administrative expenses, other charges and profitability are provided in the aggregate. The CODM provides the Board of Directors with quarterly consolidated financial statements in the aggregate and annual budgeted information also in the aggregate.

The SEC guidance states that segment information disclosed in the financial statements should mirror the way in which management views the business, which is reflected in the CODM reporting package.

Based upon the financial data provided to the CODM, it has been determined that there is one operating segment which is to connect borrowers with investors.

3.       Determination of whether the aggregation of operating segments is appropriate

In certain instances, two or more operating segments are permitted to be aggregated into one operating segment. Criteria to combine segments include the segments having similar economic characteristics, the nature of the products and services, the nature of the production processes, the type or class of customer and the methods used for distribution. Aggregation must be consistent with the objectives and principles of the segment reporting standard.

Management has concluded in Step 2 that there is only one operating segment. Therefore, for reporting purposes, the Group have one reportable segment.

4.       Determination of reportable segments

Once operating segments have been determined, they have to meet certain criteria to be material enough to report as one reportable segment. As only one reportable segment has been identified, further aggregation of other operating segments is not applicable.

Note 17 - Earnings (Loss) Per Share, page F-30

19.	We note that you have vested and exercisable share options and restricted stock units at December 31, 2018 and 2017. Please tell us how you considered ASC 260-10-45-28 through ASC 260-10-45-31 in the computation of your diluted earnings per share.

Response:The Company reserved and holds the underlying shares, 110 million ordinary shares, for its options and restricted stock units pool in the employee benefit trust (See Note 16). In the computation of EPS under ASC 260-10-45-60, the Company included all the 110 million ordinary shares issued and outstanding held in the computation of both basic and diluted earnings per share as those shares are entitled to voting rights and dividends rights. Indirectly, all the share options and restricted stock units as of December 31, 2018 and 2017 have been included in the computation of our basic and diluted earnings per share. Therefore, ASC 260-10-45-28 through ASC 260-10-45-31 which require the use of the treasury stock method is not applicable in our case.

Messrs. Henderson and West June 14, 2019 Page 23

Note 19 - Related Party Transactions and Balances

(c) Year-End Balances Arising from Related Parties, page F-34

20.	We note the disclosures in your table and notes thereto (on page F-35) related to your loans receivable - related parties. Please address the following:

●	Explain to us, and clarify in your future filings , the business purpose of the loans.

Response: The Company will expand its disclosure in future filings to disclose that the business purpose of the loans receivable-related parties is to invest the excess capital in low-risk investment for a return higher than the traditional investments such as certificates of deposit. In China, the standard rates of return of fixed-income investment are between 3.5% and 5.5% annually and the invested capital is usually tied up for an extended period of time. However, we were able to negotiate a better rate than the prevailing market rate by lending to these related party entities and we could better manage our exposure to market risks.

●	Tell us, and clarify in your future filings, if any of the loans receivable are with co-operation institutions that provide guarantees in the event a borrower loan is overdue (or defaults).

Response: The Company will expand its disclosure in its future filings to clsrify that. co-operation institutions do not provide any guarantees to investors. As disclosed on page 37, each loan has a guarantor who performs guarantee obligations when the borrower fails to repay the loan. When a borrower fails to repay any installment of the outstanding principal and/or interest of the loan on a repayment date, the guarantor is required to perform its guarantee obligation by transferring funds from its custody account to the borrower’s custody account by 18:00 p.m. on that day, so that the borrower can make repayment to the investor on that day. When the guarantor has not performed its guarantee obligation, the assets co-operation institution is obligated, on behalf of the investor, to collect the loan from the borrower, but that is not considered as a guarantee to the investors. The loans were provided to the Company’s related parties, including Net Credit Group Co., Ltd, Gain Thrive Limited UCF Holdings Group Limited and Beijing Yilian Information Technology Services Co., Ltd. None of them are our co-operation institutions.

●	Tell us if you, your officers, or any other related parties are required (whether explicitly or implicitly) to fund any shortfalls of your co-operation institutions if they are unable to fulfill their guaranty obligation to lenders.

Response: Co-operation institutions do not provide any guarantees to investors. None of our officers, or any other related parties are required, explicitly or implicitly, to fund any shortfall if the guarantor is unable to fulfill their guaranty obligations to lenders.

Messrs. Henderson and West June 14, 2019 Page 24

●	In regards to your co-operation institution arrangements, tell us if you considered the applicability ASC 810-10. Provide us with your analysis.

Response: The Company applies ASC 810-10-15-17(d) business scope exception (see below) to all entities under the co-operation arrangement.

ASC 810-10-15-17(d) A legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections unless any of the following conditions exist (however, for legal entities that are excluded by this provision, other generally accepted accounting principles [GAAP] should be applied):

1.	The reporting entity, its related parties (all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)), or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee.

2.	The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

3.	The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.

4.	The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Under the co-operation arrangements, the Company works with numerous companies, both related and third parties. As disclosed on page 58, the Company relies on theses cooperative institutions to acquire borrowers and investors.

All of co-operation institutions are licensed under PRC law and have their own operations, financial resources and customer pools. Therefore, they met the business definition under ASC 805-10-55-4.

The Company did not direct the activities that most significantly impact these co-operation institutions’ economic performance, or absorb losses or receive residual returns in these co-cooperation institutions. These co-operation institutions have their own registered and paid in capitals, have their own unique business models and customers, and accordingly can operate and survive independently of us. Therefore, we concluded ASC 810-10-15-17(d) business scope exception applies and co-operation institution arrangements are not subject to ASC 810-10.

Messrs. Henderson and West June 14, 2019 Page 25

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner